Exhibit 4.11

Amendment No. 7
to
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
(the “Plan”)
Dated August 6, 2018

The terms of the Plan are hereby revised as follows:

-	In Section 6(a) of the Plan, the first sentence is hereby deleted and replaced by the following wording:

“Subject to the provisions of Section 6(b), the maximum number of Ordinary Shares that may be issued under the Plan is 6,104,000 in a fungible pool of Ordinary Shares”.

-	All other terms shall remain unchanged.

Amendment No. 8
to
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
(the “Plan”)
Dated February 11, 2019

The terms of the Plan are hereby revised as follows:

In Section 6(a) of the Plan, the first sentence is hereby deleted and replaced with the following wording:

“Subject to the provisions of Section 6(b), the maximum number of Ordinary Shares that may be issued under the Plan is 6,465,500 in a fungible pool of Ordinary Shares”.

All other terms shall remain unchanged.

Amendment No. 9
to
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
(the “Plan”)
Dated February 12, 2019

The terms of the Plan are hereby revised as follows:

A.	The following language will be added as Section 6(b1):

“In the event the Company declares a cash dividend to its shareholders and the distribution date of such cash dividend preceded the exercise of a Share Option, then the Exercise Price of each outstanding Share Option (whether vested or not) on the applicable distribution date of such cash dividend shall be automatically reduced by an amount equal to the cash dividend per Share distributed by the Company on such distribution date (the "Dividend Adjustment"); provided, however, that the Dividend Adjustment shall not apply to any cash dividend for which the Board resolves on the declaration date of such cash dividend not to apply the Dividend Adjustment.

To the extent required by applicable stock exchange regulations, no Share Options shall be exercised on a record date and ex-date, if earlier, of any stock dividend, other distribution of dividends, rights offering, stock split, reverse stock split or reduction of authorized share capital.”

B.	The following language will be added in section 7(d) after the words “bank cashier's check”:

“Notwithstanding, pursuant to Board resolution, payment may be made by a method whereby the Committee shall withhold a number of Shares otherwise deliverable to the Participant pursuant to the Option (in this Section 7(d) ("Net Exercise"), according to the following formula:

N = X(A-B)/A
Where:
“N” = the calculated number of Shares to be issued to the Participant upon exercise of the Option after rounding to the nearest whole number;
“X” = the number of Shares with respect to which the Option is exercised, according to the Participant's notice of exercise;
“A” = the higher between: (1) the closing price for a Share on the last trading day prior to the exercise date or (2) the limit price that the Participant has indicated when submitted the same-day sale instructions to a broker.
“B” = the exercise price per Share (as defined in the Participant’s applicable Award Agreement).”

All other terms shall remain unchanged.